Exhibit 17.1

Robert E. Grady
c/o Cheyenne Capital Fund
3485 North Pines Way, Suite 106
Wilson, WY 83014
June 24, 2010

Mr. Matthew P. Crugnale, Director
Mr. Christopher Fedde, Director
Mr. Gustav Koven, Director
Mr. F. Scott Moody, Director and CEO
Mr. William Washecka, Director

Dear Fellow Directors:

After careful reflection, I am writing to inform you of my decision not to stand for re-election as Chairman and Director of AuthenTec, and to resign my position as Director and Chairman, effective immediately.

I firmly believe that enhancing shareholder value is the primary duty of a Director. We unfortunately have a significant difference of opinion over the strategic direction of the Company and over the urgency of the need to take action to enhance shareholder value. My decision results my increasing discomfort with the Company’s de facto embrace of the status quo, and tolerance of management leadership’s actions to resist value-creating transactions. I believe that the Board and management of AuthenTec should take decisive action to enhance shareholder value, but that view, supported in concept, is not reflected in actions. Enhancing shareholder value needs to be more than a talking point.

I congratulate the Company in what it has achieved to date in becoming the world’s leading producer of fingerprint sensors and in executing a successful initial public offering in 2007, and I wish the Company well in seeking to grow in the future.

With warm personal regards,

Yours sincerely,

Robert E. Grady
Chairman of the Board
AuthenTec, Inc.